Exhibit (e)(1)

MUTUAL NON-DISCLOSURE AGREEMENT dated as of September 23, 2009 (this “Agreement”) among ALTIMO HOLDINGS & INVESTMENTS LIMITED, a company organized under the laws of the British Virgin Islands (“Altimo”), TELENOR ASA, a company organized under the laws of Norway (“Telenor”), and OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”, an open joint stock company organized under the laws of the Russian Federation (“VimpelCom” and, together with Altimo and Telenor, collectively, the “Parties” and each, individually, a “Party”).

WHEREAS, Altimo, Telenor and VimpelCom are currently discussing and evaluating a possible transaction (the “Transaction”) between Altimo, Telenor and VimpelCom, with respect to Altimo and Telenor’s respective indirect shareholdings in VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M.,” a closed joint stock company organized under the laws of Ukraine (“Kyivstar”);

NOW, THEREFORE, it is hereby agreed by the Parties as follows:

1. Each Party agrees that Information (as defined below) will be kept confidential by such Party and its Representatives and will not be disclosed or divulged to any other Person (as defined below) without the express prior written consent of the other Parties. Nothing in this Agreement shall preclude a Party or its Representatives (as defined below) from disclosing Information which (a) is or becomes generally available in the public domain other than as a result of a disclosure by the Party or its Representatives receiving the Information in violation of the terms of this Agreement, (b) was available to such Party or its Representatives on a non-confidential basis prior to its disclosure, (c) becomes available to such Party or it Representatives on a non-confidential basis from a source other than another Party or its Representatives or Kyivstar, provided that such source was not known by such Party (after making appropriate inquiries) to be prohibited from disclosing such Information by a contractual or legal obligation to another Party or its affiliates or (d) has been developed by such Party or its Representatives independently of any Information supplied hereunder. As used herein, “Information” means (i) the fact that discussions or negotiations are taking place concerning the Transaction, (ii) any of the discussions, negotiations, terms, conditions or other facts with respect to the Transaction (including the status thereof), (iii) any non-public, confidential or proprietary information received from any Party or its Representatives or Kyivstar, whether in oral, written, visual, magnetic, electronic or other form and regardless of whether such information is specifically identified as “confidential”, together with any analyses, compilations, studies or other documents which contain or otherwise reflect such information, and (iv) the existence and terms of this Agreement; and “Person” means any individual, governmental body (including, without limitation, any court or regulatory authority), arbitration tribunal, partnership, corporation, the media or any other entity.

2. Each Party is permitted to disclose the Information only to those of its subsidiaries and affiliates and its and their respective directors, officers, employees, attorneys, accountants, financial advisors, financing sources and other agents (collectively, a Party’s “Representatives”) who need to know such Information for the purpose of facilitating the Transaction; provided that such Party shall inform its Representatives of the confidential nature of such Information, shall provide them with a copy of this Agreement and shall direct them to treat such Information as confidential in accordance with the terms hereof; and provided further that for purposes of the definition of “Representatives”, neither Telenor nor Altimo shall be deemed affiliates of VimpelCom.

3. Each Party will be responsible for any breach by it or, if applicable, its Representatives of this Agreement. Each Party agrees to take all reasonable measures to restrain its Representatives from unauthorized disclosure or use of Information.

4. Notwithstanding the foregoing or anything to the contrary in Section 13, a Party and its Representatives may disclose any Information to satisfy a deposition, interrogatory, discovery request, subpoena, civil investigation claim or other similar process of a legal demand by a competent court of law or governmental body, provided, however, that in such circumstances, the Party or Representative seeking to disclose (the “Disclosing Party”) shall, to the extent practicable, advise the other Parties (the “Other Parties”) prior to disclosure so that the Other Parties have an opportunity to seek a protective order or otherwise defend, limit or protect against such production or disclosure; provided further that the Disclosing Party shall disclose only that portion of the Information which is legally required to be disclosed. Notwithstanding anything to the contrary in Section 1 or Section 13, a Party and its Representatives may disclose any Information (as provided in sub-clauses (i), (ii) and (iv) only of the definition of “Information”) regarding the Transaction (a) if it determines that such disclosure is necessary in accordance with the requirements of any applicable law or regulation of any governmental entity having jurisdiction over such Party or Representative or of any stock exchange on which VimpelCom or Telenor’s respective securities are listed, provided the Disclosing Party shall give the Other Parties reasonable advance notice and opportunity to comment on the content of the disclosure or (b) to the extent necessary, to any governmental or regulatory authority whose approval, whether formal or informal, is required in order to complete the Transaction, provided that the Disclosing Party shall inform the Other Parties of the nature and content of such disclosure, as well as the details of the governmental or regulatory authority to whom such disclosure has been made.

5. Each Party represents that it is familiar with the United States Securities Exchange Act of 1934, as amended, the rules and regulations thereunder and related legislation and principles of common law forbidding insider trading of securities. Telenor and Altimo agree that until the earlier of: (i) the signing of the definitive Transaction documentation or (ii) the receipt of a notice from either Altimo or Telenor that it terminates further discussions of the Transaction, each of Telenor and Altimo shall refrain, and shall cause its respective directly controlled affiliates to refrain, from trading equity securities of VimpelCom; provided, however, that this restriction shall not apply to Alfa Bank’s brokerage business; and provided further that VimpelCom shall not be deemed a controlled affiliate of either Telenor or Altimo for purposes of this Section 5. For the avoidance of doubt, this restriction does not apply to any transaction involving VimpelCom debt securities; nor shall this Agreement constitute an amendment or waiver of any provision of the Registration Rights Agreement dated as of May 30, 2001 between and among Telenor East Invest AS, Eco Telecom Limited and VimpelCom.

6. No failure or delay by a Party in exercising any right, power, privilege or remedy hereunder shall operate as a waiver hereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power, privilege or remedy hereunder. The Parties agree that money damages would not be a sufficient remedy for any breach of this Agreement by a Party or any of its Representatives. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or in equity.

7. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any conflicts of laws or other principles thereof that would result in the application of the laws of another jurisdiction. For the avoidance of doubt, the parties confirm that they are fully familiar with the provisions of Section 5-1401 of the New York General Obligations Law, and intend to bring this Agreement within the terms thereof.

8. (a) Any and all disputes, controversies and claims between or among the Parties and arising under, relating to or in connection with, this Agreement, in any manner whatsoever, whether in contract, in tort, or otherwise, and including any dispute or controversy regarding the existence, validity or enforceability of this Agreement, or the arbitrability of any dispute, controversy or claim, and whether brought by a Party and/or any of its parents, subsidiaries, affiliates, officers, directors or agents, on the one hand, against a Party and/or any of its parents, subsidiaries, affiliates, officers, directors or agents, on the other hand, shall be settled by arbitration by a tribunal of three (3) arbitrators constituted and acting under the United Nations Commission on International Trade Law (UNCITRAL) Arbitration Rules then in force (the “Rules”) in accordance with the following terms and conditions:

(i)	in the event of any conflict between the Rules and the provisions of this Agreement, the provisions of this Agreement shall prevail;

(ii)

(A) the seat of arbitration shall be London, England, unless otherwise agreed by the Parties, and the fact that hearings are held elsewhere shall not affect the seat of arbitration; and (B) notwithstanding

Section 7 hereof, the arbitration proceeding itself shall be governed by the Arbitration Act 1996 of the United Kingdom and the procedural law of England relating to the conduct of arbitration proceedings;

(iii)	the following procedures shall govern the selection of arbitrators:

(A)	where there is only one claimant party and one respondent party, the claimant party shall appoint one arbitrator in accordance with the Rules, the respondent party shall appoint one arbitrator in accordance with the Rules within thirty (30) days after the appointment of the first arbitrator, and the two arbitrators so appointed shall appoint the third (and presiding) arbitrator in accordance with the Rules within thirty (30) days after the appointment of the second arbitrator;

(B)	In the event of an inability by the two party–nominated arbitrators to agree on a third arbitrator in accordance with Section 8(a)(iii)(A) above, the appointing authority for the third arbitrator shall be the LCIA (the “LCIA”), acting in accordance with such rules as it may adopt for such purpose. The LCIA shall use its best efforts to appoint such third arbitrator within thirty (30) days of an application being made for such purpose.

(C)	Following the appointment by a claimant or claimants or a respondent or respondents of the first arbitrator in circumstances in which there is more than one claimant party or respondent party, the remaining claimants or respondents, as the case may be, shall attempt to agree between or among themselves on the appointment of a second arbitrator within thirty (30) days after the appointment of the first arbitrator, and to appoint such individual to serve as the second arbitrator. Should they (i) fail to so agree, and (ii) provide written notice of such disagreement within (30) days of the appointment of the first arbitrator, then, within ten (10) days after the date of the first such notice, any such claimant or respondent may nominate a candidate to serve as the second arbitrator. Within thirty (30) days after the end of such ten (10) day period for nominations, the LCIA shall choose one of the candidates so nominated to serve as the second arbitrator, in accordance with such rules as it may adopt for such purpose. The arbitration (including with respect to the appointment of the third arbitrator) shall thereafter proceed in accordance with this Section 8.

(iv)	The English language shall be used as the written and spoken language for the arbitration proceeding and all matters connected to the arbitration proceeding.

(v)	The arbitral tribunal shall have the power to grant any remedy or relief that it deems just and equitable and that is in accordance with the terms of this Agreement, including specific performance, and including, but not limited to, injunctive relief, whether interim or final, and any such relief and any interim, provisional or conservatory measure ordered by the arbitral tribunal may be specifically enforced by any court of competent jurisdiction. Each party to the arbitration proceeding retains the right to seek interim, provisional or conservatory measures in accordance with Section 8(c), and any such request shall not be deemed incompatible with the agreement to arbitrate or constitute a waiver of the right to arbitrate.

(vi)	The award of the arbitral tribunal shall be final and binding on the parties to the arbitration proceeding.

(vii)	The award of the arbitral tribunal may be enforced by any court of competent jurisdiction and may be executed against the person and assets of the losing party in any competent jurisdiction. For the avoidance of doubt, the parties acknowledge and agree that a court of any jurisdiction where the assets of a party against which enforcement is sought may be found is a court of competent jurisdiction, and the parties irrevocably consent to the exercise of personal jurisdiction in any such court.

(b)

Except for arbitration proceedings pursuant to Section 8(a), no action, lawsuit or other proceeding (other than proceedings for the confirmation or enforcement of an arbitration award, an action to compel arbitration or an application for interim, provisional or conservatory measures in connection with the arbitration) shall be brought by or between the Parties in connection with any matter arising out of or in connection with this Agreement. Each Party irrevocably waives any right under the Arbitration Act 1996 of the United Kingdom to appeal any arbitration award to, or to seek determination of any question of law arising in the course of arbitration from, the Commercial Court.

(c)	Each Party hereby irrevocably submits to (i) the non-exclusive jurisdiction of the Commercial Court in London, England in connection with any proceeding for the confirmation or enforcement of an arbitration award, and (ii) the exclusive jurisdiction of the Commercial Court in London, England in connection with any application for interim, provisional or conservatory measures in connection with an arbitration (in each case, as referred to in Section 8(b) above) or an action to compel arbitration (provided that each Party retains the right to file a motion to compel arbitration (or its equivalent) in a court other than the Commercial Court in London, England in response to an action commenced or a motion or application made by another Party or its agents, affiliates or representatives in such other court). Notwithstanding the foregoing, each Party agrees that it shall not, directly or indirectly, whether through any agent, affiliate, representative or otherwise, apply for any interim, provisional or conservatory measures in connection with an arbitration before any court located in the United States, the Russian Federation or Ukraine; provided, however, that nothing in this Section 8(c) shall preclude, in any manner whatsoever, any Party from seeking any such measure based upon (A) any order or judgment, whether provisional or final, of any English court or (B) any order, directive, award or ruling, whether interim or final, of any arbitral tribunal in any arbitration proceeding hereunder. Each Party hereby irrevocably waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in the Commercial Court and any claim that any such action, suit or proceeding brought in the Commercial Court has been brought in any inconvenient forum. Nothing herein shall affect the right of any Party to serve process in any other manner permitted by applicable law or to commence legal proceedings or otherwise proceed against another Party in any other jurisdiction in a manner not inconsistent with this Section 8(c).

9. The provisions of this Agreement may not be amended, modified, supplemented or terminated without the prior written agreement of all Parties, and waivers or consents to departures from the provisions hereof may not be given, except by written instrument duly executed by the Party against which enforcement of such waiver or consent to departure is sought. Altimo and certain of its affiliates, on the one hand, and Telenor and certain of its affiliates, on the other, are parties to certain litigations and arbitrations in the United States, Switzerland, Russia and Ukraine concerning their rights and obligations with respect to their respective shareholdings in Kyivstar and VimpelCom (each, a “Dispute”, and, collectively, the “Disputes”). Nothing in this Agreement shall limit or prevent Altimo, Telenor or any of their respective affiliates from continuing to prosecute or defend any of the Disputes, and any Dispute may continue to be prosecuted or defended as if this Agreement did not exist (provided, however, that any Information received from VimpelCom or its Representatives will continue to be provided the protections afforded such Information under this Agreement). Each of Altimo and Telenor agrees not to seek, or permit any of its respective affiliates to seek, a dismissal, stay, postponement or similar other relief in any Dispute by reason (in whole or in part) of this Agreement or any discussions concerning the Transaction. Nothing in this Agreement constitutes a commitment by any Party or its Representatives to enter into the Transaction and all discussions between the Parties and their respective Representatives with regard to the Transaction remain subject to definitive written agreements being entered into by the Parties or their affiliates in respect of the Transaction.

10. If it is found in a final judgment by an arbitral tribunal or a court of competent jurisdiction (not subject to further appeal) that any term or provision hereof is invalid or unenforceable, (a) the remaining terms and provisions hereof shall be unimpaired and shall remain in full force and effect and (b) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable term or provision.

11. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by a Party without the prior written consent of the other Parties and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and assigns. The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third party beneficiary rights upon any other Person.

12. This Agreement shall become effective on the date hereof and shall continue until the earlier of (i) the signing of the definitive Transaction documentation, (ii) a period of twelve (12) months from the execution date of this Agreement, and (iii) the written agreement of the Parties to terminate this Agreement. The Information disclosed to the Parties shall be treated as confidential in accordance with this Agreement for a period of two (2) years from the date of termination of this Agreement. The provisions of Sections 6-11 hereof and this Section 12 shall survive any termination of this Agreement. The provisions of this Agreement shall become binding upon VimpelCom upon receipt of the approval of its board of directors, as required by applicable Russian law and VimpelCom’s charter in respect of interested party transactions.

13. Subject to Section 4 hereof, each Party agrees that it shall, and shall cause its Representatives to, refrain from disclosing any information or making any statements regarding the Transaction in connection with the marketing of any securities issued in relation to the Transaction, including, without limitation, during any “road show” or any appearance before rating agencies, unless the form and content of such disclosure has been reviewed and agreed to by the other Parties.

14. Any notice, request, consent, waiver or other communication required or permitted hereunder shall be effective only if it is in writing and personally delivered or sent by facsimile or sent, postage prepaid, by registered or certified mail, return receipt requested, or by recognized overnight courier service, postage or other charges prepaid, and shall be deemed given when so delivered by hand or facsimile, or when received if sent by mail or by courier, as follows:

If to Altimo:

Savvinskaya nab., 11

Moscow 119435

Russia

Facsimile No.: +7 495 981 44 88

Attention: Yuri Musatov

If to Telenor:

Advokatene i Telenor

Snarøyveien 30

N1331 Fornebu

Norway

Facsimile No.: +47 67 89 24 32

Attention: Bjørn Hogstad

If to VimpelCom:

4 Krasnoproletarskaya Street

Moscow 127006

Russia

Facsimile No.: +7(909) 991-7903

Attention: Jeff McGhie

or such other person or address as the addressee may have specified in a notice duly given to the sender as provided herein.

IN WITNESS WHEREOF, this Mutual Non-Disclosure Agreement has been duly executed and delivered by each Party as of the date first above written.

ALTIMO HOLDINGS & INVESTMENT LIMITED

By:	/s/ Franz Wolf
Name:	Franz Wolf
Title:	Director

TELENOR ASA

By:	/s/ Trond Westlie
Name:	Trond Westlie
Title:	EVP and CFO

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/s/ Jeffrey D. McGhie
Name:	Jeffrey D. McGhie
Title:	Vice President, General Counsel